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                                                                       EXHIBIT 3

               [LOGO OF AMERAC ENERGY CORPORATION APPEARS HERE]


Contact:  Jeffrey B. Robinson                     Jeffrey L. Stevens
          President/CEO                           Vice President/CFO
          Telephone (713) 223-1833                Telephone (817) 339-1010


NEWS
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                                                  FOR IMMEDIATE RELEASE
                                                  DATE:  January 17, 1996

Amerac Energy Corporation ("Amerac" or the "Company"), announced today the acquisition of Fremont Energy Corporation ("Fremont"), an Oklahoma based oil and gas company. The total acquisition price of $7.64 million was paid in cash and common stock. The Company financed the cash portion of the acquisition through its $15 million credit facility with Bank One, Texas. Fremont's 131 wells are located predominately in central Oklahoma and Kansas and are concentrated in three major fields. Fremont's estimated net proved reserves total approximately 14.1 billion cubic feet equivalent. Jeffrey Robinson, Amerac's President and Chief Executive Officer stated, "This acquisition significantly strengthens the base upon which we will continue building the Company. We intend to continue our aggressive growth through a carefully planned and well executed acquisitions and exploitation program. We will stay focused on our primary objective of building value for our shareholders."

Amerac Energy Corporation is engaged in the acquisition, production and further development of oil and gas properties primarily in Texas and Oklahoma. Amerac's common stock is traded on the NASDAQ Bulletin Board under the symbol AENC and its $4.00 senior preferred stock trades currently on the "Pink Sheets" of the over-the-counter market under the symbol AENCP. The Company's common and $4.00 senior preferred stock are traded on the Boston Stock Exchange under the symbols AMC, AMCp respectively.